FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey National plc 2004 Interim Dividend

Further to the announcement of its interim results and the declaration of an interim dividend of 8.33p on 26 July, Abbey announces that a scrip dividend option will be available to shareholders in the usual way for the 2004 interim dividend.

The scrip price will be calculated using the average closing mid-market price of Abbey National plc shares over the period 18 - 20 August 2004. The scrip share price will be available from 23 August 2004 on Abbey's web site (www.abbey.com) or by telephoning Abbey Shareholder Services on 0870 532 9430. Scrip election forms can be downloaded from the Shareholder Centre section of the website.

The ex-dividend date for Ordinary shares is 18 August 2004; the record date is 20 August 2004; the scrip election date is 3 September 2004; the payment date is 4 October 2004.

For further information please contact Abbey Shareholder Services on 0870 532 9430.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 16 August 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations